Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
GROWTH PLATFORM CONSOLIDATION CONTINUES WITH FIRST PRODUCTION FROM NEW TONGON MINE
London, 9 November 2010 — A materially improving operational performance from its Loulo complex in Mali lifted Randgold Resources’ third quarter results and the company said this, together with the start of production by its new mine at Tongon in the Côte d’Ivoire, is expected to spur a significant rise in its fourth-quarter gold production.
Q3 results posted today show profit of US$28.2 million, more than doubling that of the corresponding 2009 quarter but down on the previous quarter, which benefited from a US$13 million write-back of auction rate securities. Excluding this write-back, the third quarter profit would have been 20% higher than that for Q2. Profit from mining of US$42.7 million was up 21% on the corresponding 2009 quarter and 4% on the previous quarter.
The profit from mining increase was due mainly to higher attributable production for the quarter of 101 468 ounces (Q2: 93 880 ounces), which was partly offset by an increase of 18% to US$73.6 million in total cash costs, largely a reflection of stockpile adjustments at Loulo.
Successful remedial action on the Loulo plant increased its throughput by 16% and improved recovery from 91.4% to 94.8%, enabling Loulo to boost production from the second quarter’s 70 385 ounces to 78 198 ounces. The plant is now running at or near its full design capacity and this, together with a scheduled grade increase from the open pits and the continued steady improvement in underground production, should deliver further growth in ounces in the fourth quarter.
The Morila joint venture, now a stockpile treatment operation, produced 58 174 ounces, broadly in line with plan.
In the Côte d’Ivoire, the new Tongon mine poured its first bar of gold yesterday (Monday 8 November). The mine was brought into production on schedule in the face of significant challenges, including a presidential election on 31 October.
On the project front, work on the Gounkoto feasibility study, due for completion by the end of this year, has resulted in the doubling of its mineral resources, which at the attributable level now stand at 4.61 million indicated and inferred ounces, while the attributable open pit reserves, calculated at a US$700/oz gold price, have increased by 43% to 1.87 million ounces. Gounkoto is close to Loulo and the plan to develop it as part of that complex is currently being progressed.
In the Democratic Republic of Congo, work on the Kibali project also continues to make steady progress, with the updated feasibility study due by the year-end. In the meantime the Resettlement Action Plan, key to the proposed early start-up of construction, is gaining pace. The area where the community is to be resettled has been agreed with the Resettlement Working Group, which represents all interested and affected parties, and the land has been acquired. Model houses have already been built.
Chief executive Mark Bristow said during the past quarter the company had dealt effectively with a range of operational challenges while at the same time continuing to build its new growth platform without missing a beat.
“We are confident that this momentum will be maintained and, with a big improvement in gold production in the fourth quarter, our sights are still firmly set on a 50% increase in our gold output next year. The key drivers of this growth are sustaining the improvement in Loulo’s processing capability while accelerating its underground development, getting the new Tongon mine up and running according to plan and achieving first production from Gounkoto. Further down the road is the development of Kibali, followed by Massawa and our other exploration projects,” he said.
“Against this background, we have also taken the steps necessary to ensure that we have the people and structures in place to cope efficiently with all aspects of this complex and rapidly expanding business. The challenge is to continue to grow and re-engineer the team without in any way diluting the strong focus and entrepreneurial spirit which have played such a big part in our success.”
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2010
KEY PERFORMANCE INDICATORS
•	Profit up 108% on corresponding 2009 quarter but down on previous quarter

•	Profit from mining up 21% on corresponding 2009 quarter and up 4% on previous quarter

•	Tongon pours first gold

•	Remedial action on Loulo plant delivers results

•	Gounkoto posts 100% increase in mineral resources and 43% increase in open pit mineral reserves

•	Construction of houses for relocation plan begins at Kibali

•	Significant improvement in gold production forecast for Q4

•	Exploration demonstrates further upside at Kibali and at depth at Gounkoto

•	Further exploration profits recognised from sale of Volta shares
Randgold Resources Limited (“Randgold”) had 91 million shares in issue as at 30 September 2010
SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
US$000	2010	2010	2009	2010	2009

Gold sales*	116 304	103 411	103 472	342 818	295 041

Total cash costs*	73 642	62 466	68 165	205 637	177 084

Profit from mining activity*	42 662	40 945	35 307	137 181	117 957

Exploration and corporate expenditure	11 850	10 137	13 056	34 841	36 879

Profit before income tax and financing activities	30 081	26 314	15 731	88 336	63 971

Profit for the period	28 155	36 369	13 568	88 418	45 584

Profit attributable to equity shareholders	23 574	34 376	11 322	76 699	37 320

Net cash generated from operations	47 328	40 966	10 481	107 027	56 334

Cash and cash equivalents	416 920	487 164	520 765	416 920	520 765

Attributable production# (ounces)	101 468	93 880	118 925	328 674	350 923

Group total cash costs per ounce*# (US$)	726	665	573	626	505

Group cash operating costs per ounce*# (US$)	661	604	522	566	455

*	Refer to explanation of non-GAAP measures provided.

#	Randgold consolidates 100% of Loulo and 40% of Morila.

COMMENTS
Gold sales for the quarter increased by 12% from the previous quarter due to an 8% increase in attributable gold production for the quarter and a 4% increase in the received gold price. The average gold price received for the quarter was US$1 159/oz, compared to US$1 110/oz in the previous quarter. The movement from the corresponding quarter in 2009 is due to a 31% increase in the average gold price received from the corresponding quarter last year (US$883/oz), partially offset by a 15% decrease in attributable ounces produced in the current quarter compared to the third quarter of 2009.
Total cash costs of US$73.6 million increased by 18% from the June 2010 quarter and by 8% from the September 2009 quarter. The increase is mainly the result of stockpile adjustments at Loulo. During the June 2010 quarter, the lower tonnes processed at Loulo resulted in an increase in stockpiles with a corresponding adjustment to total cash costs. With the 16% increase in tonnes processed during the current quarter compared to the previous quarter, the adjustment to stockpiles at Loulo was significantly smaller during the current quarter.
The head grade at Loulo in the current quarter decreased by 9% from the June 2010 quarter and by 24% from the corresponding quarter. As a result of the higher total cash costs explained above, despite an increase in ounces produced following increased throughput at Loulo, total cash costs per ounce increased by 9% compared to the June 2010 quarter, and by 27% compared to the prior year corresponding quarter, following this drop in grade.
Profit from mining activity increased by 4% from the June 2010 quarter and by 21% when compared to the corresponding quarter in the prior year, mainly due to increased gold sales, offset by the increased cash costs as explained above.
Exploration and corporate expenditure was 17% higher than the previous quarter but decreased by 9% from the September 2009 quarter. This was mainly due to an increase in share based payments following a long term share award having been made to senior management during the current quarter. The drop in expenditure compared to the corresponding quarter in 2009 is as a result of significant exploration expenditure incurred during that quarter following accelerated drilling work at Massawa and Gounkoto, which expenditure is now being capitalised.
Profit for the quarter was US$28.2 million, an increase of 108% from the corresponding quarter in 2009 and a decrease of 23% from the previous quarter. The decrease from the prior quarter is mainly the result of the Auction Rate Securities (ARS) write back of US$13 million that was booked in the June 2010 quarter, following the successful settlement reached in respect of this matter. Adjusted for this write back, profit for the quarter was 20% higher than the previous quarter.
Other income of US$8.3 million in the current quarter includes a gain of US$5.4 million on the sale of a further 5 million shares held in Volta Resources which were acquired in the prior year as part of the sale of the Kiaka project in Burkina Faso. The previous quarter included a gain of US$6.3 million in respect of the sale of 5.4 million Volta Resources shares. Other income also includes operational exchange gains of US$1.9 million compared to the operational exchange losses of US$3.3 million incurred during the June 2010 quarter. This is due to the settling of invoices in currencies other than US Dollar, as well as the translation of balances denominated in currencies such as Rand, Canadian Dollar and Euro to the closing US Dollar rate.
Gold sales for the nine months ended 30 September 2010 increased by 16% compared to the nine months ended 30 September 2009. This was due to a 25% increase in the average gold price received from US$842/oz for the nine months ended 30 September 2009 to an average price of US$1 052/oz for the nine months ended 30 September 2010, and partially offset by a drop in attributable production.

Profit from mining increased by 16% during the nine months ended 30 September 2010 compared to the prior year corresponding period, following the increase in gold sales, partially offset by higher production costs.
OPERATIONS
LOULO
During the quarter, Loulo produced 78 198 ounces, at a total cash cost of US$729/oz compared to 70 385 ounces in the previous quarter at US$668/oz. The increased production resulted from a 16% increase in plant throughput resulting from the successful remedial action undertaken on the plant during the quarter to address the bottlenecks following the earlier expansion. The plant is now expected to be close to full capacity in the fourth quarter. The improved operation of the plant also resulted in an improved recovery of 94.8% for the quarter compared to 91.4% in the previous quarter.
Despite the increase in ounces produced, total cash costs per ounce increased by 9% quarter on quarter following a 9% decrease in the average grade of the ore mined of 3.1g/t (Q2 2009: 3.4g/t).
Total tonnes mined decreased to 9 217kt, 14% lower than the previous quarter, which was higher than average due to increased tonnages from open pit mining, which provided increased flexibility for the mill feed to cover for the slower build up from the underground operation. The reduction in the current quarter reflects the current average grade being mined from the open pits, without any material benefit from the higher grade underground section. However, the scheduled grade from the open pits is expected to improve in the fourth quarter which should also benefit from the continued steady improvement in underground production.
Gold sales increased by 19% compared to the previous quarter as a result of the higher ounces sold and a higher average gold price received of US$1 137/oz (Q1 2010: US$1 078/oz). Profits from mining activity in the current quarter increased by 14% on the prior quarter following the higher production and revenues.
Loulo recorded zero lost time injuries (LTI) during the quarter, and the mine achieved a significant 2 million LTI free hours following 157 consecutive days LTI free. Year to date the LTI frequency rate is 1.15 per million hours worked.

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
LOULO RESULTS	2010	2010	2009	2010	2009

Mining
Tonnes mined (000)	9 217	10 771	7 336	30 172	18 526
Ore tonnes mined (000)	1 003	1 246	845	3 442	2 084

Milling
Tonnes processed (000)	824	712	701	2 329	2 084
Head grade milled (g/t)	3.1	3.4	4.1	3.4	4.3
Recovery (%)	94.8	91.4	93.7	93.1	86.2
Ounces produced	78 198	70 385	86 940	236 206	245 026
Average price received+ (US$/oz)	1 137	1 078	853	1 109	805
Cash operating costs* (US$000)	666	610	542	613	480
Total cash costs* (US$/oz)	729	668	591	674	527

Profit from mining activity* (US$000)	31 562	27 683	21 309	99 663	66 562

Gold sales*+ (US$000)	88 540	74 438	72 695	258 917	195 611

Randgold owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

+	Includes the impact of 15 664 ounces delivered at US$504/oz in the quarter ended 30 September 2010 and 17 588 ounces delivered at US$498/oz in the quarter ended 30 June 2010 and 18 750 ounces delivered into the hedge at US$428/oz in the quarter ended 30 September 2009.

MORILA
During the quarter Morila produced 58 174 ounces, in line with the previous quarter of 58 737 ounces. Mill throughput, plant headgrade and recoveries were all broadly in line with the previous quarter. Total cash costs per ounce increased by 9% to US$716/oz due to the slightly lower ounces and an increase in gold inventory and stockpile adjustments. The average received gold price during the quarter of US$1 233/oz increased by 2.7% on the previous quarter, however the increased costs and lower gold sales resulted in a 4% drop in profit from mining.
A small scale mining operation, targeting 25kt of ore at 3.33g/t in the Pit4S area of the pit, is currently being contemplated for the fourth quarter, as a means of further enhancing the life and profitability of the mine.
Morila recorded zero LTI during the quarter, and has yet to record an LTI this year, another outstanding achievement.

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
MORILA RESULTS	2010	2010	2009	2010	2009

Mining
Tonnes mined (000)	—	—	—	—	3 657
Ore tonnes mined (000)	—	—	—	—	1 620

Milling
Tonnes processed (000)	1 108	1 111	1 100	4 303	3 241
Head grade milled (g/t)	1.8	1.8	2.5	1.9	2.8
Recovery (%)	90.4	90.6	90.5	90.4	91.5
Ounces produced	58 174	58 736	79 963	231 170	264 743
Average price received (US$/oz)	1 233	1 201	962	907	926
Cash operating costs* (US$000)	645	584	467	447	454
Total cash costs* (US$/oz)	716	658	525	502	398

Profit from mining activity* (US$000)	27 748	33 155	34 995	93 800	125 148

Stockpile adjustment# (US$/oz)	286	262	174	193	72

Attributable (40% proportionately consolidated)

Gold sales (US$000)	27 763	28 973	30 777	83 902	98 094

Ounces produced	23 270	23 495	31 985	92 468	105 897

Profit from mining activity* (US$000)	11 099	13 262	13 998	37 520	50 059

*	Refer to explanation of non-GAAP measures provided.

#	The stockpile adjustment per ounce reflects the charge expensed/(credit deferred) in respect of stockpile movements during the period divided by the number of ounces produced. The total cash cost per ounce include non-cash stockpile adjustments.
PROJECTS AND EVALUATION
LOULO UNDERGROUND DEVELOPMENT PROJECT
Yalea mine
During the quarter, a total of 909 metres of development was completed and 157 196 tonnes of ore at a grade of 3.40g/t were hauled to surface, representing a 21% improvement in tonnes hauled over the second quarter. The team continued to struggle with the main decline development. In this regard, discussions with African Underground Mining Services are far advanced in extending their Gara development contract to include the Yalea development. The Yalea declines have now been advanced to a distance of 1 937 metres from surface and a vertical depth of 316 metres.

Preparations for the main fan installation received high priority during the quarter while the P125 decline was holed in October, the critical step in the ventilation changeover which ensures a step change in operating conditions.
Development of 038L crusher chamber was also completed during the quarter and the commissioning of the two mobile crushers should be complete early in the fourth quarter.
Gara mine
Gara’s decline development has continued to improve in the third quarter with some 627.9 metres completed. The site establishment is on track as well as the mobilisation of the heavy duty fleet. Portal frames have been successfully incorporated to secure the entrance in both tunnels. The Gara declines are now 413.8 metres from surface at a vertical depth of 94 metres. First development ore is still expected to be produced by the year end.
TONGON PROJECT
Good progress was made during the quarter in completing the phase 1 process plant circuits. This enabled the process team to hot commission and mill first ore in the latter half of September 2010. Unit processes from the Run of Mill (ROM) pad, oxide crushing circuit, conveying, Mill No 1 circuit, Carbon in Leach (CIL), and tailings disposal and Tailings Storage Facilities (TSF) have been commissioned and brought on line. Ramp-up to full production for one mill is in progress. The second mill circuit is scheduled to be brought on line in November 2010. Other key phase 1 circuits anticipated to be completed by the end of November are the Elution, Gold Room and related facilities, reagent make-up and dosage circuits and tailings return water pipeline.
The Phase 2 sulphide treatment related process circuits are scheduled for completion in the first quarter of 2011, as per plan. This includes the hard rock secondary and tertiary crusher circuit, flash flotation and flotation concentrate treatment facilities.
In general the critical focus remains in bringing the second ore stream, consisting of the second oxide crushing circuit, conveyor belt and No 2 mill circuit, on line as soon as possible. This will allow the tonnage throughput to be ramped up to design levels. Construction and commissioning activities are on track with the mine having poured first gold on 8 November 2010.
The Powerhouse is now operational. Tongon mine’s total electrical power requirements are currently being supplied from the high-speed diesel generators in the Powerhouse, prior to the completion of the connection to the Côte d’Ivoire grid. The grid power installation is expected to be completed in February 2011, as per plan. The power line corridor has been completed from Tongon mine to Korhogo. Erection of the pylons is progressing well with 152 out of 174 pylons completed. Minor civil work is outstanding on the Korhogo substation.
From an operational perspective, the mine team is currently at 90% of its planned complement. The operating workforce is on shift and receiving on-the-job training from skilled process operators and trainers. Mining operations have now progressed to the full 4-shift cycle. Sufficient ore tonnes to sustain the plant ramp up in tonnage have already been stockpiled at the ROM pad.
As at 30 September 2010, 2 931kbcm had been mined with a total of 483kt of oxide ore at a grade of 2.83g/t currently on the ROM stockpile and available to the process plant.
Five lost time injuries reported this quarter were a result of motor bike injuries which occurred outside the mine perimeter. The mine is preparing for OHSAS certification in 2012.
Following the signing of the mining licence/decree by the President of Côte d’Ivoire in July 2010, the mining convention governing the fiscal parameters for the development and operation of the mine has also subsequently been signed by the Ministry of Finance and Ministry of Mines.
Presidential elections were held on 31 October but with none of the candidates securing an absolute majority, a second round will take place towards the end of November. The run-up to the elections was a significant distraction to the largely Ivorian workforce but they were still able to bring the mine into production on schedule.

GOUNKOTO PROJECT
As part of the updated feasibility, a revised mineral resource is presented below including the incorporation of 101 infill diamond holes and 73 advanced grade control holes which resulted in the revision of the geological model.

GOUNKOTO: MINERAL RESOURCES as at 30 September 2010					***Attributable
					gold
		Tonnes	Grade	Gold	(80%)
	Category	(Mt)	(g/t)	(Moz)	(Moz)

Open pit*	Indicated	17.96	5.02	2.90
	Inferred	2.89	3.96	0.37

Underground**	Indicated	1.60	4.35	0.22
	Inferred	11.45	6.15	2.27

Total	Indicated	19.56	4.96	3.12	2.50
	Inferred	14.34	5.73	2.64	2.11

*	Open pit mineral resources are those insitu mineral resources at 0.5g/t gold cut-off falling inside the US$1 000 pit shell.

**	Underground mineral resources are those insitu mineral resources at a 2g/t gold cut-off falling below the US$1 000 pit shell.

***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 80% interest in the Gounkoto gold project.
An open pit mine design and schedule was carried out based on the US$700/oz whittle optimisation shell which generated an open pit mineral reserve of 14.1Mt at 5.16g/t for 2.34Moz which represents an 43% increase in mineral reserves at Gounkoto.

GOUNKOTO: MINERAL RESERVES as at 30 September 2010					*Attributable
					gold
		Tonnes	Grade	Gold	(80%)
	Category	(Mt)	(g/t)	(Moz)	(Moz)

Open pit	Probable	14.10	5.16	2.34	1.87

Mineral reserves are calculated at US$700/oz gold price. Mineral reserves include dilution and ore loss factors. Mineral reserves are based on a cut-off of 1.08g/t.

*	Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 80% interest in the Gounkoto gold project.
The project remains on track to complete the feasibility study by year end, the details of which are expected to be released with the year end results.
Randgold Qualified Persons
The mineral resource estimate related to the Gounkoto project, presented in this release was generated by Mr Abdoulaye Ngom, an officer of Randgold Resources under the supervision of Mr Babacar Diouf, an officer of Randgold Resources and Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’). The information in this release that relates to open pit reserves was carried out by Mr Onno ten Brinke, an officer of Randgold Resources and Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’). Randgold considers the information to be a material change and as such a new Technical Report for the Gounkoto Project will be filed within 45 days after the issue of this release and will be available under Randgold’s profile on the SEDAR website at www.sedar.com.
KIBALI PROJECT
The Kibali project made good progress during the quarter and remains on track to update the feasibility study by the year end.
The Resettlement Action Plan (RAP) also made significant progress in the key areas including:
•	The Resettlement Working Group agreed and signed off on the resettlement packages, as well as the area where resettlement will take place (Kokiza).

•	Model houses have been constructed, and prepared for selection by the community.

•	The initial road upgrade project between Aru and Doko has been completed ahead of time and within budget.

•	A Memorandum of Understanding has been signed between Kibali and the Catholic Church regarding, inter alia, the decommissioning of the existing Catholic Church building within the Exclusion Zone and the positioning of a new church and community centre.

•	The land for resettlement (Kokiza), inclusive of land for agricultural activity has been successfully acquired.
At the end of the quarter, all illegal mining activity within the Exclusion Zone had ceased. Work creation programmes are underway where the communities are offered the opportunity to produce building materials (bricks, building sand and stone) for Kibali to buy at commercially negotiated prices. These programmes have successfully absorbed a significant number of the individuals affected by the cessation of illegal mining within the Exclusion Zone.
Work continued on the design of the hydro power stations that will provide the Kibali project with electrical power.
Finally, an agreement has been reached with Okimo in respect of a number of key commercial initiatives necessary for advancing the project including:
•	The demolishing and clean up of the Durba Mill.

•	The cessation of processing activities in relation to the Durba Tailings.

•	The acquisition of Okimo property situated in the Exclusion Zone.

•	The definition of the ongoing and outstanding commitments agreed to in various agreements between Okimo and Kibali (Financial and Technical Assistance or ATF).
MASSAWA PROJECT
Geological remodelling of the ore zones is complete and a new resource estimate is underway including infill RC drilling completed in the previous quarter.
Further gold deportment analyses, consisting of 10 variability samples across the orebody, have confirmed the complex nature of the gold deportment with the majority of the gold locked up within the crystal lattice of the arsenopyrite and pyrite.
Gravity testwork completed on the bulk low grade samples taken from the Central Zone returned encouraging gravity recoveries:
•	DDH315 = 32% gravity recoverable gold.

•	DDH316 = 35% gravity recoverable gold.
Flotation testwork has been conducted and pressure oxidation testwork on the concentrate samples indicated gold recoveries in excess of 96%. Further variability flotation and recovery testwork is also being conducted from both the Northern Zone and Central Zone samples.
The Bond Ball Work index (BBWi) portion of variability communition testwork on Central and Northern Zone, Delya and Sofia is complete and indicate the ore is classified as hard to very hard.
Testwork on satellite orebodies confirmed good recovery by simple CIL treatment on the Sofia material, but the Delya sample showed a low gold dissolution value typical of the refractory Massawa sulphide ore. Gold dissolution was 92% and 39% for the Sofia and Delya samples respectively. A future exploration programme is required to integrate metallurgical analysis early in the exploration process in order to focus on non-refractory ore mineralisation. Additional non-refractory ore types like the Sofia ore zones will add to the Massawa oxide phase and further enhance the project.
Ore characterisation analysis is being carried out on assay pulps. 5 metre composite intervals have been adjusted to end and start at rock unit, lithology and alteration changes that are logged by the geologists and take into consideration gaps in the assay data. Samples have been prepared and sent to Johannesburg. Elements to be assayed include: As, Sb, Cu, Hg, Pb, Zn, Co, Ni, C(org), CO3, S=, SO4, S speciation, Fe speciation and preg robbing carbon. It is fairly clear at this stage that a more complete understanding of the iron speciation — Fe occurring as sulphide versus Fe occurring as carbonates, as well as carbonate, arsenic and antimony assays will be required for the full development of the Massawa PoX process route.

The geohydrological drill programme and associated pump tests were completed and a hydrological model determined. Once the new mining plan is developed on the back of the updated resource modelling the anticipated groundwater inflows will be generated based on the water model.
EXPLORATION ACTIVITIES
The annual West African wet season is over and the exploration teams are back in the field. However, while Randgold’s activities in the field were scaled down during the quarter, the work did not stop and the teams have been busy interpreting data and preparing work programmes for the new field season. Updated geological models were completed on three separate feasibility projects: Gounkoto, Massawa and Kibali.
GOUNKOTO
At Gounkoto, the feasibility drilling was completed bringing the total number of diamond holes drilled on the project to 159 (for 44 858 metres) and RC holes to 136 holes (10 818 metres). The geological model was updated and a new resource estimate calculated. This work increased the global resource by over 100% from the prefeasibility study numbers to 5.76Moz at 5.28g/t.
The results of the drilling highlight some interesting features: A shallow southerly plunge of high grade gold mineralisation which is intersected by a steeper trend in the south of the pit. New drill intersections include: GKDH015 — 13.10 metres at 9.58g/t from 94.6 metres, GKDH055 — 35.55 metres at 11.01g/t from 287.45 metres, GKDH056 — 14.20 metres at 12.20g/t from 260.80 metres, GKDH061 — 37.00 metres at 7.63g/t from 315.60 metres and GKDH209 — 40.17 metres at 8.40g/t from 258.13 metres. This mineralisation is associated with strong silica-albite-carbonate alteration and brittle fracturing of the host rock, gold is associated with pyrite. The shallow plunge is also coincident with a magnetic low in the susceptibility data suggesting sulphidation of iron. Towards the north of the deposit there is a steep north plunge to high grade gold mineralisation, this is coincident with the ‘jog zone’ and strong magnetite alteration, new drill intersections include: GKDH087 — 28.85 metres at 6.61g/t from 373.35 metres and GKDH242 — 15.05 metres at 30.16g/t from 269.10 metres. Low grade at depth in the centre of the deposit, below the base of the pit, is coincident with the hangingwall and footwall structures closing together, restricting fluid flow and mineralisation. In the north of the deposit the grade levels reduce where mineralisation is associated with a limestone unit.
Mineralisation is open in all directions with both shallow and steep high grade plunges evident, the follow-up of these will be prioritised as part of a programme to advance the underground potential to an economic evaluation in 2011. In addition there is hangingwall mineralisation which has yet to be modelled and fully evaluated; this will be followed up in the fourth quarter.
LOULO DISTRICT
Exploration has been very successful in providing the mine with open pittable ounces from Loulo 3, Loulo 2 and PQ10. Additionally, a small geological resource has been transferred to the mining department for Loulo 1. The Gounkoto deposit is expected to bring high grade ounces and increased flexibility for the Loulo plant and that, together with ore from the two underground mines of Yalea and Gara, would provide the bulk of the plant feed. This therefore provides exploration with an opportunity to review all the data sets and generate a new geological interpretation and targeting exercise. The previous exercise led to the discovery of Gounkoto. As well as targeting new discoveries and open pit satellite ounces, we are also evaluating the potential of heap leaching low grade material. Work will also concentrate on the Gounkoto satellite deposits of Faraba and P64.
On the Bambadji permit, also in the Loulo district, but in Senegal, groove sampling and RAB drilling completed in the third quarter identified additional anomalism on four targets across the permit. Best results include: 15 metres at 1.1g/t including 3 metres at 4.01g/t from the southern extension of the Kolya target and 9 metres at 1.68g/t including 3 metres at 4.4g/t from the Kach target. 55% of the ground gravity survey was completed before the wet season and will be completed during the fourth quarter. RAB drilling will continue together with reconnaissance diamond drilling.
MASSAWA
In Senegal at Massawa, a total of 78 shallow RC holes (5 090 metres) were drilled over the entire deposit from the Central Zone to Lion Extension. The results confirm mineralisation to surface and the weighted average grade for all holes is 3.10g/t, within this higher grade results were returned and include: MWRC107 — 15 metres at 6.01g/t from 14 metres and 19 metres at 5.22g/t from 46 metres, MWRC120 — 24 metres at 5.71g/t from 0 metres, MWRC125 — 11 metres at 8.35g/t from 7 metres, MWRC192 — 11 metres at 30.17g/t from 43 metres, MWRC194 — 60 metres at 4.52g/t from 5 metres and MWRC118 — 11 metres at 13.39g/t from 17 metres.
Petrographic analysis continued to better understand the mineralogical composition, paragenesis of the mineralisation and location of gold to help with the metallurgical recovery and process design. The Massawa system is formed by two different mineralisation phases: An early phase of medium grade mineralisation which was overprinted by a later quartz-antimony rich vein phase containing high grade coarse free gold.
Drilling also continued to test satellite targets in proximity to Massawa. At Delya 2 761 metres of RC were drilled on 100 metre spaced sections over a strike length of 1 kilometre and confirmed the continuity of mineralisation. Intersections from this programme include DLRC005 — 5 metres at 5.59g/t, DLRC010 — 4 metres at 7.22g/t, DLRC013 — 11 metres at 9.50g/t and DLRC014 — 9 metres at 14.95g/t from a structure which averages 5 metres width and a weighted average gold grade of 5g/t. Mineralisation is hosted within a package of schists, strongly sheared and silica-sericite-iron altered with disseminated pyrite and arsenopyrite.
At Sofia, the results from the second quarter RC programme were received and the geological and structural interpretation completed. 56 RC holes totaling 5 571 metres were drilled at 100 metre spacing along a strike of 4 kilometres. The mineralisation is continuous along strike with some significant intersections, particularly in the south which include: SFRC001 — 31 metres at 2.5g/t, SFRC007 — 29 metres at 3.16g/t, SFRC010 — 16 metres at 4.6g/t, SFRC021 — 15 metres at 4.08g/t. The weighted average gold grade for the 4 kilometres strike is 1.45g/t and width of 18 metres. The lithologies intersected are composed from west to east of a wide sequence of intrusives represented by quartz feldspar porphyries and gabbros, hosted by andesite and volcaniclastics. The mineralisation is defined by fine disseminated pyrite accompanied with Silica-K-Feldspar-Carbonate alteration. It is mainly hosted by strongly sheared felsic intrusive/quartz feldspar porphyry. Low grade mineralisation is also often within the deformed and altered gabbro and andesite.
In the fourth quarter, while continued metallurgical studies are completed and the design process fine tuned, an updated resource model will be calculated for the Massawa deposit incorporating the latest drill data and exploration will concentrate on the evaluation of potential satellite deposits with drilling scheduled for Bambaraya, Bakan corridor and Kawsara. A generative study will also be completed to prioritise the next level of targets within the resource triangle for evaluation.
TONGON
The quarter has seen the completion of an updated geological interpretation and prospectivity analysis over the Senoufo Belt following the flying of an airborne magnetic and electromagnetic survey. The resultant prospectivity analysis has identified 79 targets over the Senoufo belt of which 18 (ranked high and medium) locate within the 15 kilometre radius from the plant. Ten of these have received little or no work while four have seen focused exploration over the last two quarters (Jubula, Seydou West, Tongon West and Sekala). The results of this target ranking exercise have been applied to the planning of work programmes for the fourth quarter which will include RAB, RC and reconnaissance diamond drilling.
KIBALI
The geological model for the Sessengue-KCD combined deposit was further refined during the quarter. Drilling continued with 18 diamond holes including one geotechnical hole completed for a total of 8 839.69 metres targeting gaps in the wireframe, testing geological models and infilling in critical areas. Further encouragement was received from between Sessengue and KCD deposits with strong zones of mineralisation: DDD480 — 48.0 metres at 4.63g/t, DDD475 — 25.95 metres at 4.28g/t and DDD507 - 31.8 metres at 5.97g/t. Geologically the mineralisation is associated with sheath folds with the long axis coinciding with the northeast plunge and is bounded between two steep northeast trending S2 faults. Mineralisation is open down plunge.
A preliminary regional lithological and structural interpretation based on the latest spectrum airborne electromagnetic (EM), magnetic and radiometric results, has been completed. The structural interpretation has highlighted structures that appear tectonically important and display a sense of movement during mineralisation. In the EM data northeast plunging, conductive, shoots are widespread and are associated with the intersection of west-northwest trending S1 thrust fronts and S2 northeast trending crosscutting structures and the deposition of graphite. These northeast plunging conductors are similar to those seen associated with the KCD and Pakaka mineralisation. Several of these shoots appear to top out within good gold in soil anomalies, this is very encouraging and suggests the mineralisation may follow the same plunge.
The next phase of generative work at Kibali will be the completion of a three dimensional prospectivity analysis incorporating all layers of information (geology, structure, geophysics, mineralisation (wireframes), drill data and soil geochemistry) to rank and prioritise targets within the resource triangle.
The current focus of drilling is on aspects for the feasibility study including geotechnical and geohydrological diamond drilling and short spaced, shallow RC drilling, in the pit area, to study any potential grade variability. This is providing time for exploration to review further satellite deposits, most notably the former high grade, underground mines of Gorumbwa and Agbarabo. Gorumbwa has an inferred resource of 1.75Moz at 7g/t. Models are being developed to generate a first phase of reconnaissance drilling in 2011.
GENERATIVE
As well as advancing the key strategic areas, generative work and research, most notably in Burkina Faso and Southern Mali, continues. Target generation has since identified new exploration opportunities, which are in the process of being followed up.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
US$000	2010	2010	2009	2010	2009

REVENUES
Gold sales on spot	123 830	111 150	113 272	357 487	325 498
Loss on hedging contracts	(7 995)	(8 578)	(9 962)	(16 573)	(31 348)

Total revenues	115 835	102 572	103 320	340 914	294 150

Other income	8 231	6 774	958	17 836	3 672

Total income	124 066	109 346	104 278	358 750	297 822

COST AND EXPENSES

Mine production costs	58 395	56 164	53 311	173 643	139 297

Movement in production inventory and ore stockpiles	3 540	(5 200)	3 534	(3 311)	5 134

Depreciation and amortisation	9 350	8 268	7 469	25 611	20 780

Other mining and processing costs	3 893	4 239	4 708	12 293	13 343

Mining and processing costs	75 178	63 471	69 022	208 236	178 554

Transport and refining costs	388	369	384	1 157	1 162

Royalties	6 569	5 791	6 085	19 584	17 256

Exploration and corporate expenditure	11 850	10 137	13 056	34 841	36 879

Other expenses	—	3 264	—	6 596	—

Total costs	93 985	83 032	88 547	270 414	233 851

Finance income	2 516	1 593	3 313	1 823	3 658

Finance costs	(931)	(665)	(543)	(3 577)	(1 458)

Provision for financial assets	—	12 980	(935)	12 980	(5 910)

Finance income/(costs) — net	1 585	13 908	1 835	11 226	(3 710)

Profit before income tax	31 666	40 222	17 566	99 562	60 261

Income tax expense	(3 511)	(3 853)	(3 998)	(11 144)	(14 677)

Profit for the period	28 155	36 369	13 568	88 418	45 584

Other comprehensive income

Cash flow hedges	2 524	8 012	5 676	10 023	20 457

Gain on available-for-sale financial assets	3 766	(9 878)	—	5 270	—

Other comprehensive income/(loss)	6 290	(1 866)	—	15 293	—

Total comprehensive income	34 445	34 503	19 244	103 711	66 041

Profit attributable to:

Owners of the parent	23 574	34 376	11 322	76 699	37 320

Non-controlling interests	4 581	1 993	2 246	11 719	8 264

	28 155	36 369	13 568	88 418	45 584

Total comprehensive income attributable to:

Owners of the parent	29 864	32 510	16 998	91 992	57 777

Non-controlling interests	4 581	1 993	2 246	11 719	8 264

	34 445	34 503	19 244	103 711	66 041

Basic earnings per share (US$)	0.26	0.38	0.14	0.85	0.48

Diluted earnings per share (US$)	0.26	0.38	0.14	0.84	0.47

Average shares in issue (000)	90 837	90 611	80 821	90 511	78 058

These results are presented as the third quarter report and announcement of the results for the nine months ended 30 September 2010. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2009 and which will form the basis of the 2010 annual report. This announcement has been prepared in compliance with IAS 34- Interim Financial Reporting.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At	At	At
	30 Sept	31 Dec	30 Sept
US$000	2010	2009	2009

Assets
Non-current assets
Property, plant and equipment	830 023	507 219	438 790

Cost	982 995	634 580	558 429
Accumulated depreciation and amortisations	(152 972)	(127 361)	(119 639)

Deferred tax	—	290
Long term ore stockpiles	24 234	34 178	594
Receivables	5 727	5 292	43 833
Mineral properties	405 368	405 779	6 651
Available-for-sale financial assets	—	29 020	32 690

Total non-current assets	1 265 352	981 778	522 558

Current assets
Inventories and ore stockpiles	127 249	109 113	91 921
Receivables	138 613	121 786	79 650
Cash and cash equivalents	416 920	589 681	520 765
Available-for-sale financial assets	20 367	17 810	—

Total current assets	703 149	838 390	692 336

Total assets	1 968 501	1 820 168	1 214 894

Equity attributable to owners of the parent	1 759 182	1 646 485	1 071 064
Non-controlling interests	48 494	36 775	22 009

Total equity	1 807 676	1 683 260	1 093 073

Non-current liabilities
Long term borrowings	—	234	516
Loans from minority shareholders	3 281	2 945	2 990
Deferred tax	5 151	4 762	3 016
Financial liabilities — forward gold sales	—	—	4 169
Provision for rehabilitation	17 173	16 916	14 174

Total non-current liabilities	25 605	24 857	24 865

Current liabilities
Financial liabilities — forward gold sales	6 849	25 312	27 176
Trade and other payables	122 642	82 080	65 962
Current tax payable	5 213	3 609	2 844
Current portion of long term borrowings	516	1 050	974

Total current liabilities	135 220	112 051	96 956

Total equity and liabilities	1 968 501	1 820 168	1 214 894

Property, plant and equipment for the nine months ended 30 September 2010 increased by US$348 million. This was mainly due to capital expenditure of US$219 million incurred on the Tongon mine development. A further US$56 million of capital expenditure was incurred at Loulo mainly on the underground developments of Yalea and Gara. Capital expenditure in the period also includes US$26 million in respect of the company’s share of the assets owned through a joint venture asset leasing company with DTP Terrassement, the group’s open pit mining contractor, which owns the mining equipment and leases it to Randgold’s operations. Capital expenditure of US$20 million was incurred during the period on the Kibali project. Also included in property, plant and equipment this period is expenditure of US$12 million and US$11 million on Gounkoto and Massawa respectively which has been capitalised following the successful completion of prefeasibility studies on these projects.
Long term ore stockpiles decreased from US$34.2 million to US$24.2 million during the nine month period, primarily as a result of ore at Morila reclassified to short term as the mine progresses towards the end of its life, currently expected to be 2013.
The decrease in non-current available-for-sale assets is a result of the US$42.0 million cash proceeds received in respect of ARS investments following a settlement being reached in relation to these investments during the second quarter, as previously reported.
The increase in current inventories and ore stockpiles is due to an increase in stockpiles at Loulo during the year, in line with the mine plan.
The increase in short term receivables is the result of increases in advances paid to suppliers at Loulo, as well as increases in funding advanced to the joint venture asset leasing company with DTP Terrassement.
During the quarter the number of shares held in Volta Resources decreased by 5 million as a result of sales in the market. Consequently, the current available-for-sale financial assets represent primarily an investment in 11 million Volta Resources shares with a market value at the period end of US$19 million.
The decrease in cash and cash equivalents is the result of significant investments in property, plant and equipment, as highlighted above, offset by strong cashflows from operations and the cash received from the ARS settlement and sale of Volta Resources shares.
The financial instruments liability decreased from US$25.3 million at 31 December 2009 to US$6.8 million at the end of the current period, calculated at the spot price at 30 September 2010 of US$1 307/oz (31 December 2009: US$1 096/oz) due to the company delivering 33 252 ounces into its hedge positions during the nine months ended 30 September 2010.
The increase in accounts payable and accrued liabilities is mainly due to an increase in the mining contractor creditors relating to the new contractor performing the capital work on Gara underground at Loulo, as well as a balance outstanding for the hedging payment relating to the current quarter. There was also an increase in accruals at Tongon in preparation of the production phase of the mine.
Provisional tax payments in Mali are made in March, July and November for corporation tax and the current tax payable balance at 30 September 2010 is higher than the balance at 31 December 2009.

CONSOLIDATED CASHFLOW STATEMENT

	9 months	9 months
	ended	ended
	30 Sept	30 Sept
US$000	2010	2009

Profit after tax	88 418	45 584
Income tax expense	11 144	14 677

Profit before income tax	99 562	60 261
Adjustment for non-cash items	1 220	32 815
Effects of change in operating working capital items	24 817	(12 567)

Receivables	(16 583)	(28 434)
Inventories and ore stockpiles	(8 192)	(5 142)
Trade and other payable	49 592	21 009

Income tax paid	(18 572)	(24 175)

Net cash generated from operating activities	107 027	56 334

Additions to property, plant and equipment	(348 415)	(123 432)
Acquisition of shares in Volta Resources	(1 204)	—
Sale of shares in Volta Resources	15 528	—
Proceeds from return of ARS funds	42 000	—

Net cash used by investing activities	(292 091)	(123 432)

Proceeds from issue of ordinary shares	28 079	341 516
Decrease in long term loans	(430)	(1 317)
Dividends paid to company’s shareholders	(15 346)	(9 967)

Net cash generated from financing activities	12 303	330 232

Net (decrease)/increase in cash and cash equivalents	(172 761)	263 134
Cash and cash equivalents at beginning of period	589 681	257 631

Cash and cash equivalents at end of period	416 920	520 765

NON-GAAP MEASURES
Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.
These measures are explained further below:
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
NON-GAAP	30 Sept	30 Jun	30 Sept	30 Sept	30 Sept
US$000	2010	2010	2009	2010	2009

Gold sales on spot	123 830	111 150	113 282	357 487	325 498
Loss on hedging contracts	(7 995)	(8 578)	(9 962)	(16 573)	(31 348)
Elimination of intercompany sales	469	839	152	1 904	891

Gold sales	116 304	103 411	103 472	342 818	295 041

Mine production costs	58 395	56 164	53 311	173 643	139 297
Movement in production inventory and ore	3 540	(5 200)	3 534	(3 311)	5 134
Transport and refinery costs	388	369	384	1 157	1 162
Royalties	6 569	5 791	6 085	19 584	17 256
Other mining and processing costs	3 893	4 239	4 708	12 293	13 343
Elimination of intercompany sales	857	1 103	143	2 271	892

Total cash costs	73 642	62 466	68 165	205 637	177 084

Profit from mining activity	42 662	40 945	35 307	137 181	117 957

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Total equity	Non-
	Number of	Share	Share	Other	Retained	attributable	controlling	Total
	ordinary	capital	premium	reserves*	earnings	to owners	interests	equity
	shares	US$000	US$000	US$000	US$000	of parent	US$000	US$000

Balance - 31 Dec 2008	76 500 324	3 827	455 974	(31 387)	245 982	674 396	13 745	688 141

Movement on cash flow hedges -
Transfer to income statement	—	—	—	21 386	—	21 386	—	21 386
Fair value movement on financial instruments	—	—	—	(6 605)	—	(6 605)	—	(6 605)

Net income recognised directly in equity	—	—	—	14 781	—	14 781	—	14 781

Net profit	—	—	—	—	25 998	25 998	6 018	32 016

Total comprehensive income for the period	—	—	—	14 781	25 998	40 779	6 018	46 797

Share-based payments	—	—	—	4 708	—	4 708	—	4 708

Share options exercised	272 400	14	2 678	—	—	2 692	—	2 692

Exercise of options previously expensed under IFRS 2	—	—	916	(916)	—	—	—	—

Shares vested#	7 454	—	261	(261)	—	—	—	—

Dividend relating to 2008	—	—	—	—	(9 967)	(9 967)	—	(9 967)

Balance - 30 Sept 2009	82 924 178	4 148	800 093	(6 512)	273 335	1 071 064	22 009	1 093 073

Balance - 31 Dec 2009	90 100 795	4 506	1 317 771	18 793	305 415	1 646 485	36 775	1 683 260

Movement on cash flow hedges -
Transfer to income statement	—	—	—	15 667	—	15 667	—	15 667
Fair value movement on financial instruments	—	—	—	(5 644)	—	(5 644)	—	(5 644)

Movement on available-for-sale financial assets - Transfer to income statement	—	—	—	(9 578)	—	(9 578)	—	(9 578)
Fair value movement on available-for-sale financial assets	—	—	—	14 848	—	14 848	—	14 848

Other comprehensive income	—	—	—	15 293	—	15 293	—	15 293

Net profit	—	—	—	—	76 699	76 699	11 719	88 418

Total comprehensive income for the period

Share-based payments	—	—	—	7 972	—	7 972	—	7 972

Share options exercised	868 903	43	28 036	—	—	28 079	—	28 079

Exercise of options previously expensed under IFRS 2+	—	—	13 219	(13 219)	—	—	—	—

Shares vested#	7 972	—	433	(433)	—	—	—	—

Dividend relating to 2009	—	—	—	—	(15 346)	(15 346)	—	(15 346)

Balance - 30 Sept 2010	90 977 670	4 549	1 359 459	28 406	366 768	1 759 182	48 494	1 807 676

#	Restricted shares were issued to directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

+	Movement in recognition of options exercised include the exercise of options issued as part of the acquisition of Moto.

*	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges, as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.

FORWARD COMMODITY CONTRACTS
The group’s hedging position is summarised below:

	Forward sales	Forward sales
HEDGING POSITION at 30 September 2010	ounces	Average US$/oz

Year ended 2010	8 496	499

Total	8 496	499

The forward contracts all relate to Loulo, with Morila’s production being completely exposed to spot gold prices. The remaining portion of the hedge book, which will be eliminated by the end of the current year, represents approximately 8% of planned production at Loulo and 4% of the group’s production for the period.
GENERAL
The company has again made great progress on all its organic growth projects, and is moving forward on the build up of the underground mining operation at Loulo. As highlighted, ore processing at the company’s new Tongon mine commenced in October, and as such the fourth quarter group production is expected to be significantly higher than the third quarter.
Presidential elections were held in Côte d’Ivoire on 31 October but with none of the candidates securing an absolute majority, a second round will take place towards the end of November. The run-up to the elections was a significant distraction to the largely Ivorian workforce but they were still able to bring the mine into production on schedule.
As is customary, the company will be finalising its 2011 budget during the fourth quarter and guidance for 2011 will be given with the year end results. Similarly, the company expects to complete and present the feasibility studies on the Gounkoto project and the updated feasibility study on the Kibali project at this time.
The directors confirm to the best of their knowledge that:
a)	these third quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	the interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board.
D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
9 November 2010

RANDGOLD RESOURCES NEWS UPDATES
TONGON POURS FIRST GOLD
In the Côte d’Ivoire, the commissioning of our new Tongon mine had to face an additional challenge - the announcement that a presidential election would be held on 31 October. The run-up to the election was a considerable distraction for our largely Ivorian — and newly trained — operators but our team, which has done such a great job on the development of Tongon, simply took this in their stride, and the mine was brought into production on schedule. The first phase of the plant is now commissioned, the first ore was milled in the latter half of September and the first gold was poured on Monday 8 November 2010.
The focus now is on commissioning the second stream, which should be on line in December this year and we expect to be treating the first sulphides in the first quarter of 2011.
First gold was derived from CIL treatment with commercial production expected to start soon. When the plant has been ramped-up to full production, its throughput rate will be 300 000 tonnes per month.
On the political front, to date, the election has proceeded smoothly but with none of the presidential candidates securing an absolute majority, a second round of voting will be held later in November.
Randgold Resources’ general manager of operations for West Africa, Samba Touré, said the commissioning of the mine on time was a significant achievement for the company’s development team.
“Building a mine in a remote area such as this is always very challenging, and in the case of Tongon we also had to deal with the distraction of the political dynamics around the Ivorian presidential election during the crucial final stage. The team took this in its stride, however, and we still managed to bring the mine in on schedule,” he said.
KIBALI PRE-PRODUCTION ON CRITICAL PATH AS HUGE JOINT EFFORT LAUNCHES RAP
All aspects of pre-production on the giant Kibali project in the Democratic Republic of Congo are now on the critical path as the update of the feasibility study nears completion and the way is cleared for the proposed start-up of construction next year.
Key to the start-up is the Relocation Action Programme (RAP), a huge multi-faceted project which involves a wide range of interest groups, from the local community through the Catholic Church to the provincial and national governments. The RAP will ultimately involve the relocation of some 3 500 families from 14 villages in a new model town.
Willem Jacobs, Randgold Resources’ general manager: operations for Central and East Africa, says that thanks to the cooperation of all concerned, rapid progress is being made with the deployment of the RAP. A 65-person Resettlement Working Group, representing all parties, has agreed on the site of the new town as well as on the resettlement packages. The land for the new town, known as Kokiza, has already been acquired and model houses have been built for selection by the community members. In addition, the Catholic Church has agreed in principle to move its local church from the project site to Kokiza in order that it may remain at the heart of the resettled community.
“For the first time, these villagers will own the title to their land, and will live in substantial brick structures with access to power and water. The process of house selection, in which we will engage with each of the families, is due to start this quarter,” he says.
Progress on other pre-production issues include the completion of the Doko-Aru road ahead of schedule. The road will link Kibali with international ports and is a major factor in the projects logistics flow.
In close cooperation with its government partner OKIMO and the authorities, Randgold Resources has successfully negotiated the complete cessation of artisanal mining on the project site and has also reached agreement with OKIMO regarding that company’s remaining assets and operations on site, clearing it fully for the construction phase. In addition, a functioning security structure has been provided by the provincial and national authorities, and a protocol formalising its interface with the project has been finalised.
LOULO PLANT BACK ON TRACK
The remedial measures taken to eliminate the bottlenecks resulting from the integration of new equipment at the expanded Loulo plant are having the desired effect, and the plant is now running at or near its design capacity.
The remedial effort was headed by new plant manager Drissa Arama, who oversaw a similar exercise at Morila and more recently was responsible for that mine’s successful conversion to a stockpile treatment operation. He attributes the turnaround that has been achieved at Loulo to a renewed focus on basic maintenance and operating principles.
“When the plant is available more than 90% of the time you can run it consistently, and that consistency brings efficiency. During the first half of this year, Loulo’s plant availability suffered and throughput rates started to slip as a result. In addition, the mills were over-grinding the ore and not operating efficiently. We experienced similar problems when the Morila plant was expanded in 2005,” Arama explains.
“We’ve put the plant back on track by getting our maintenance systems right and on the operations side, we’ve corrected the mill grind to allow us to achieve a higher throughput, while maintaining a high recovery. We still have some way to go to ensure that this performance is sustained, but we are confident that the restoration of the plant’s throughput capability will allow us to leverage the mine’s operation with the better grades expected in the fourth quarter. Beyond that, we’re very excited by the prospect of gearing up the plant to handle the ore from Gounkoto once that starts production.”
MEET THE TEAM: Samba Touré
As part of the strengthening and expansion of Randgold Resources’ top team, Samba Touré was appointed to the key new position of group operations manager for West Africa earlier this year - the latest stage in a long career of significant achievements for this Malian-born chemical engineer.
Samba joined the newly established Morila gold mine in July 2000 as health, safety, environmental and community manager after 13 years working all over Africa for BHP Minerals. In 2004 he became operations manager and when Randgold Resources took over operatorship of the mine in 2007, he was promoted to chief executive, reporting directly to the group CEO. Under his leadership, a strong operational team was built at Morila which attained performance levels that met or exceeded best international standards. In addition to delivering on all operational objectives — last year, when Morila was already in its final phase as a stockpile treatment operation, it still paid out US$150 million in dividends — Samba also developed and maintained constructive relationships with the communities around the mine.
Fluent in English, French, Bambara and Russian (he holds an MSc from the Moscow Petroleum Institute), Samba lists his leisure activities as soccer, jogging, hiking, reading and music. He is also a keen Scrabble player.
Says CEO Mark Bristow: “Samba has a distinguished 30-year track record in the minerals industry, the last 10 of which he has spent with Randgold Resources, making a valuable and growing contribution to the team. In his new position, he is destined to deliver even more value to our stakeholders as he oversees our expanding operations portfolio in West Africa.”
Registered office:
3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands
• Web-site: www.randgoldresources.com
Registrars: Computershare Investor Services (Channel Islands) Limited, P.O. Box 83, Ordnance House,
31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands
Transfer agents: Computershare Services PLC, PO Box 663, 7th Floor, Jupiter House,
Triton Court, 14 Finsbury Square, London EC2A 1BR
Investor and media relations: For further information contact Kathy du Plessis on

Telephone: +44 207 557 7738
e-mail: randgoldresources@dpapr.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the “SEC”) on 31 March 2010. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.